Exhibit 99.3

Obsidian Energy Ltd. (formerly Penn West Petroleum Ltd.)

Consolidated Balance Sheets

(CAD millions, unaudited)	Note	June 30, 2017	December 31, 2016
Assets
Current
Cash		$2	$11
Accounts receivable		107	113
Other		20	18
Deferred funding asset	3	55	77
Risk management	7	19	8
Assets held for sale		—	114

		203	341

Non-current
Deferred funding asset	3	—	16
Property, plant and equipment	4	2,908	2,982
Risk management	7	1	—

		2,909	2,998

Total assets		$3,112	$3,339

Liabilities and Shareholders’ Equity
Current
Accounts payable and accrued liabilities		$124	$175
Current portion of long-term debt	5	39	27
Provisions	6	30	35
Risk management	7	—	26
Liabilities related to assets held for sale		—	81

		193	344
Non-current
Long-term debt	5	353	442
Provisions	6	259	264
Risk management	7	20	25
Deferred tax liability		21	14
Other non-current liabilities		1	3

		847	1,092

Shareholders’ equity
Shareholders’ capital	8	2,181	8,997
Other reserves		93	97
Deficit	8	(9)	(6,847)

		2,265	2,247

Total liabilities and shareholders’ equity		$3,112	$3,339

See accompanying notes to the unaudited interim consolidated financial statements.

Subsequent event (Note 7)

Commitments and contingencies (Note 10)

OBSIDIAN ENERGY SECOND QUARTER 2017	INTERIM CONSOLIDATED FINANCIAL STATEMENTS 1

Obsidian Energy Ltd. (formerly Penn West Petroleum Ltd.)

Consolidated Statements of Income (Loss)

	Three months ended June 30			Six months ended June 30
(CAD millions, except per share amounts, unaudited)	Note	2017	2016	2017	2016
Oil and natural gas sales and other income		$105	$184	$226	$375
Royalties		(8)	(4)	(16)	(11)

		97	180	210	364
Risk management gain (loss)	7	31	(26)	68	(18)

		128	154	278	346

Expenses
Operating		45	77	95	172
Transportation		8	11	15	22
General and administrative		8	15	16	29
Restructuring		4	5	6	11
Share-based compensation	9	1	4	4	7
Depletion, depreciation, impairment and accretion	4,6	76	225	152	496
Gain on dispositions	4	(8)	(31)	(40)	(32)
Gain on provisions	6	(1)	—	(4)	—
Foreign exchange gain	5	—	(16)	(2)	(105)
Financing	5	6	41	11	81

		139	331	253	681

Income (loss) before taxes		(11)	(177)	25	(335)

Deferred tax expense (recovery)		(2)	(45)	7	(103)

Net and comprehensive income (loss)		$(9)	$(132)	$18	$(232)

Net income (loss) per share
Basic		$(0.02)	$(0.26)	$0.04	$(0.46)
Diluted		$(0.02)	$(0.26)	$0.04	$(0.46)
Weighted average shares outstanding (millions)
Basic	8	504.2	502.2	503.5	502.2
Diluted	8	504.2	502.2	504.0	502.2

See accompanying notes to the unaudited interim consolidated financial statements.

OBSIDIAN ENERGY SECOND QUARTER 2017	INTERIM CONSOLIDATED FINANCIAL STATEMENTS 2

Obsidian Energy Ltd. (formerly Penn West Petroleum Ltd.)

Consolidated Statements of Cash Flows

	Three months ended June 30			Six months ended June 30
(CAD millions, unaudited)	Note	2017	2016	2017	2016
Operating activities
Net income (loss)		$(9)	$(132)	$18	$(232)
Depletion, depreciation, impairment and accretion	4,6	76	225	152	496
Gain on dispositions	4	(8)	(38)	(40)	(39)
Gain on provision	6	(1)	—	(4)	—
Deferred tax expense (recovery)		(2)	(45)	7	(103)
Share-based compensation	9	2	2	4	4
Restructuring		—	2	—	2
Unrealized risk management loss (gain)	7	(17)	45	(43)	109
Unrealized foreign exchange gain	5	(1)	(52)	(6)	(141)
Decommissioning expenditures	6	(3)	(2)	(7)	(4)
Office lease settlements	6	(4)	—	(8)	—
Change in non-cash working capital		(14)	(61)	(16)	(87)

		19	(56)	57	5

Investing activities
Capital expenditures	4	(24)	(1)	(50)	(19)
Property dispositions, net	4	3	1,292	73	1,325
Change in non-cash working capital		(5)	(14)	(16)	(46)

		(26)	1,277	7	1,260

Financing activities
Increase (decrease) in long-term debt	5	17	(127)	(54)	(120)
Repayments of senior notes	5	(6)	(180)	(19)	(180)
Realized foreign exchange loss on repayments	5	1	36	4	36
Issue of equity compensation plans	9	(3)	—	(4)	—

		9	(271)	(73)	(264)

Change in cash		2	950	(9)	1,001
Cash, beginning of period		—	53	11	2

Cash, end of period		$2	$1,003	$2	$1,003

See accompanying notes to the unaudited interim consolidated financial statements.

OBSIDIAN ENERGY SECOND QUARTER 2017	INTERIM CONSOLIDATED FINANCIAL STATEMENTS 3

Obsidian Energy Ltd. (formerly Penn West Petroleum Ltd.)

Statements of Changes in Shareholders’ Equity

(CAD millions, unaudited)	Note	Shareholders’ Capital	Other Reserves	Deficit	Total
Balance at January 1, 2017		$8,997	$97	$(6,847)	$2,247
Net and comprehensive income		—	—	18	18
Share-based compensation	9	—	4	—	4
Issued on exercised equity plans	8	4	(8)	—	(4)
Elimination of deficit	8	(6,820)	—	6,820	—

Balance at June 30, 2017		$2,181	$93	$(9)	$2,265

(CAD millions, unaudited)	Note	Shareholders’ Capital	Other Reserves	Deficit	Total
Balance at January 1, 2016		$8,994	$92	$(6,151)	$2,935
Net and comprehensive loss		—	—	(232)	(232)
Share-based compensation	9	—	4	—	4
Issued on exercised equity plans	8	1	(1)	—	—

Balance at June 30, 2016		$8,995	$95	$(6,383)	$2,707

See accompanying notes to the unaudited interim consolidated financial statements.

OBSIDIAN ENERGY SECOND QUARTER 2017	INTERIM CONSOLIDATED FINANCIAL STATEMENTS 4

Notes to the Unaudited Consolidated Financial Statements

(All tabular amounts are in CAD millions except numbers of common shares, per share amounts,

percentages and various figures in Note 7)

1. Structure of Obsidian Energy

Obsidian Energy Ltd. (“Obsidian Energy” or the “Company”) is an exploration and production company and is governed by the laws of the Province of Alberta, Canada. The Company operates in one segment, to explore for, develop and hold interests in oil and natural gas properties and related production infrastructure in the Western Canada Sedimentary Basin directly and through investments in securities of subsidiaries holding such interests. Obsidian Energy’s portfolio of assets is managed at an enterprise level, rather than by separate operating segments or business units. The Company assesses its financial performance at the enterprise level and resource allocation decisions are made on a project basis across its portfolio of assets, without regard to the geographic location of projects. Obsidian Energy owns the petroleum and natural gas assets or 100 percent of the equity, directly or indirectly, of the entities that carry on the remainder of the oil and natural gas business of Obsidian Energy, except for an unincorporated joint arrangement (the “Peace River Oil Partnership”) in which Obsidian Energy’s wholly owned subsidiaries hold a 55 percent interest.

Name change

Effective June 26, 2017, the Company obtained shareholder approval to change its name from Penn West Petroleum Ltd. to Obsidian Energy Ltd.

2. Basis of presentation and statement of compliance

a) Basis of Presentation

The interim consolidated financial statements include the accounts of Obsidian Energy, its wholly owned subsidiaries and its proportionate interest in partnerships. Results from acquired properties are included in the Company’s reported results subsequent to the closing date and results from properties sold are included until the closing date.

All intercompany balances, transactions, income and expenses are eliminated on consolidation.

b) Statement of Compliance

These unaudited condensed interim consolidated financial statements (“interim consolidated financial statements”) are prepared in compliance with IAS 34 “Interim Financial Reporting” and accordingly do not contain all of the disclosures included in Obsidian Energy’s annual audited consolidated financial statements.

The interim consolidated financial statements were prepared using the same accounting policies, critical accounting judgments and key estimates as in the annual consolidated financial statements as at and for the year ended December 31, 2016.

All tabular amounts are in millions of Canadian dollars, except numbers of common shares, per share amounts, percentages and other figures as noted.

The interim consolidated financial statements were approved for issuance by the Board of Directors on August 8, 2017.

OBSIDIAN ENERGY SECOND QUARTER 2017	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 5

3. Deferred funding assets

Deferred funding amounts relate to Obsidian Energy’s share of capital and operating expenses to be funded by the Company’s partner in the Peace River Oil Partnership. Amounts expected to be settled within the next 12 months are classified as current.

	June 30, 2017	December 31, 2016
Current portion	$55	$77
Long-term portion	—	16

Total	$55	$93

4. Property, plant and equipment (“PP&E”)

Cost	Six months ended June 30, 2017	Year ended December 31, 2016
Balance, beginning of period	$10,648	$16,210
Capital expenditures	50	82
Joint venture, carried capital	23	40
Acquisitions	6	3
Dispositions	(71)	(4,995)
Transfers from E&E	—	1
Transfer to assets held for sale	—	(537)
Net decommissioning dispositions	(5)	(156)

Balance, end of period	$10,651	$10,648

Accumulated depletion and depreciation	Six months ended June 30, 2017	Year ended December 31, 2016
Balance, beginning of period	$7,666	$11,065
Depletion and depreciation	143	368
Impairments	(1)	288
Dispositions	(65)	(3,622)
Transfers to assets held for sale	—	(433)

Balance, end of period	$7,743	$7,666

Net book value	June 30, 2017	December 31, 2016
Total	$2,908	$2,982

In the first six months of 2017, the Company closed a number of property dispositions and recorded gains on dispositions of $40 million (2016 – $32 million).

OBSIDIAN ENERGY SECOND QUARTER 2017	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 6

5. Long-term debt

	June 30, 2017	December 31, 2016
Syndicated credit facility	$275	$329

U.S. Senior secured notes – 2007 Notes
5.80%, US$5 million, maturing May 31, 2017	—	6
5.90%, US$5 million, maturing May 31, 2019	6	6
Senior secured notes – 2008 Notes
6.30%, US$24 million, maturing May 29, 2018	31	33
6.40%, US$4 million, maturing May 29, 2020	5	5
Senior secured notes – 2009 Notes
9.32%, US$8 million, maturing May 5, 2019	11	11
Senior secured notes – 2010 Q1 Notes
5.29%, US$10 million, maturing March 16, 2017	—	13
5.85%, US$10 million, maturing March 16, 2020	13	13
Senior secured notes – 2010 Q4 Notes
4.17%, US$6 million, maturing December 2, 2017	8	8
4.88%, US$13 million, maturing December 2, 2020	16	17
4.98%, US$6 million, maturing December 2, 2022	8	8
5.23%, US$2 million, maturing December 2, 2025	3	3
Senior secured notes – 2011 Q4 Notes
4.79%, US$12 million, maturing November 30, 2021	16	17

Total long-term debt	$392	$469

Current portion	$39	$27
Long-term portion	$353	$442

During the first six months of 2017, the Company repaid senior notes in the amount of US$15 million (2016 – US$141 million) as part of normal course maturities.

Additional information on Obsidian Energy’s senior secured notes was as follows:

	June 30, 2017	December 31, 2016
Weighted average remaining life (years)	2.6	2.7
Weighted average interest rate	5.8%	6.3%

During the second quarter of 2017, the Company transitioned to a reserve-based syndicated credit facility. The underlying borrowing base of the syndicated credit facility is $550 million, less the amount of outstanding pari passu senior notes, resulting in $410 million currently available under the syndicated credit facility. The initial revolving period of the syndicated credit facility ends on May 17, 2018, with an additional one-year term out period, and is subject to a semi-annual borrowing base redetermination in May and November of each year. At June 30, 2017, the Company had $120 million of unused credit capacity available under the revolving credit facility.

Drawings on the Company’s syndicated credit facility are subject to fluctuations in short-term money market rates as they are generally held as short-term borrowings. As at June 30, 2017, 70 percent (December 31, 2016 – 70 percent) of the Company’s long-term debt instruments were exposed to changes in short-term interest rates.

At June 30, 2017, letters of credit totalling $15 million were outstanding (December 31, 2016 – $16 million) that reduce the amount otherwise available to be drawn on the syndicated credit facility.

OBSIDIAN ENERGY SECOND QUARTER 2017	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 7

Obsidian Energy records unrealized foreign exchange gains or losses on its senior notes at amounts that are translated into Canadian dollars at the rate of exchange in effect at the balance sheet date. The split between realized and unrealized foreign exchange is as follows:

	Three months ended June 30		Six months ended June 30
	2017	2016	2017	2016
Realized foreign exchange loss on debt maturities	$(1)	$(36)	$(4)	$(36)
Unrealized foreign exchange gain	1	52	6	141

Foreign exchange gain	$—	$16	$2	$105

The Company is subject to certain financial covenants under its senior notes and syndicated credit facility. These types of financial covenants are typical for senior lending arrangements and include senior debt and total debt to EBITDA and senior debt and total debt to capitalization, as more specifically defined in the applicable lending agreements. At June 30, 2017, the Company was in compliance with all of its financial covenants under such lending agreements.

In 2015, as part of entering into amending agreements with its lenders and noteholders, the Company agreed to grant floating charge security over all of its property in favour of the lenders and the noteholders on a pari passu basis, which security will be fully released on such date when both (a) no default or event of default is continuing under the Company’s syndicated bank facility or senior notes and (b) the Company has achieved both (i) a Senior Debt to EBITDA ratio of 3:1 or less for four consecutive quarters, and (ii) an investment grade rating on its senior secured debt.

6. Provisions

	June 30, 2017	December 31, 2016
Decommissioning liability	$180	$182
Office lease provision	109	117

Total	$289	$299

Current portion	$30	$35
Long-term portion	259	264

Total	$289	$299

OBSIDIAN ENERGY SECOND QUARTER 2017	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 8

Decommissioning liability

The decommissioning liability was determined by applying an inflation factor of 2.0 percent (December 31, 2016 – 2.0 percent) and the inflated amount was discounted using a credit-adjusted rate of 6.5 percent (December 31, 2016 – 6.5 percent) over the expected useful life of the underlying assets, currently extending over 50 years into the future.

Changes to the decommissioning liability were as follows:

	Six months ended June 30, 2017	Year ended December 31, 2016
Balance, beginning of period	$182	$397
Net liabilities acquired (disposed) (1)	(1)	(193)
Increase due to changes in estimates	—	37
Liabilities settled	(7)	(11)
Transfers to liabilities for assets held for sale	—	(75)
Acquisitions	—	5
Accretion charges	6	22

Balance, end of period	$180	$182

Current portion	$13	$20
Long-term portion	$167	$162

(1)	Includes additions from drilling activity, facility capital spending and disposals related to net property dispositions.

Office lease provision

The office lease provision represents the net present value of the future lease payments that the Company is obligated to make under non-cancellable lease contracts less recoveries under current sub-lease agreements. The office lease provision was determined by applying a credit-adjusted discount rate of 6.5 percent (December 31, 2016 – 6.5 percent) over the remaining life of the lease contracts, extending into 2025.

Changes to the office lease provision were as follows:

	Six months ended June 30, 2017	Year ended December 31, 2016
Balance, beginning of period	$117	$—
Net additions (recoveries)	(4)	107
Increase due to changes in estimates	—	12
Cash settlements	(8)	(4)
Accretion charges	4	2

Balance, end of period	$109	$117

Current portion	$17	$15
Long-term portion	$92	$102

OBSIDIAN ENERGY SECOND QUARTER 2017	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 9

7. Risk management

Financial instruments consist of accounts receivable, fair values of derivative financial instruments, accounts payable and accrued liabilities and long-term debt. At June 30, 2017, except for the senior notes described in Note 5 with a carrying value of $117 million (December 31, 2016 – $140 million) and a fair value of $112 million (December 31, 2016 – $134 million), the fair values of these financial instruments approximate their carrying amounts due to the short-term maturity of the instruments, the mark to market values recorded for the financial instruments and the market rate of interest applicable to the syndicated credit facility.

The fair values of all outstanding financial, commodity, power, interest rate and foreign exchange contracts are reflected on the balance sheet with the changes during the period recorded in income as unrealized gains or losses.

At June 30, 2017 and December 31, 2016, the only asset or liability measured at fair value on a recurring basis was the risk management asset and liability, which was valued based on “Level 2 inputs” being quoted prices in markets that are not active or based on prices that are observable for the asset or liability.

The following table reconciles the changes in the fair value of financial instruments outstanding:

Risk management asset (liability)	Six months ended June 30, 2017	Year ended December 31, 2016
Balance, beginning of period	$(43)	$104
Unrealized gain (loss) on financial instruments:
Commodity swaps and assignments	46	(74)
Electricity swaps	—	4
Foreign exchange forwards	(8)	(43)
Cross currency swaps	5	(34)

Total fair value, end of period	$—	$(43)

Obsidian Energy had the following financial instruments outstanding as at June 30, 2017. Fair values are determined using external counterparty information, which is compared to observable market data. The Company limits its credit risk by executing counterparty risk procedures which include transacting only with institutions within its syndicated credit facility or companies with high credit ratings and by obtaining financial security in certain circumstances.

OBSIDIAN ENERGY SECOND QUARTER 2017	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 10

	Notional volume	Remaining Term	Pricing (1)	Fair value (millions)
Natural gas
AECO Swaps	11,400 mcf/d	Jul/17 – Sept/17	$2.71/mcf	$—
AECO Swaps	5,700 mcf/d	Jul/17 – Dec/17	$3.07/mcf	1
AECO Swaps	9,500 mcf/d	Oct/17 – Dec/17	$3.00/mcf	—
AECO Swaps	1,900 mcf/d	Oct/17 – Mar/18	$3.19/mcf	—
AECO Swaps	3,800 mcf/d	Jan/18 – Mar/18	$3.33/mcf	—
AECO Swaps	1,900 mcf/d	Jul/17 – Jun/18	$2.91/mcf	—
AECO Swaps	3,800 mcf/d	Jan/18 – Jun/18	$2.84/mcf	—
AECO Swaps	1,900 mcf/d	Oct/17 – Sept/18	$2.69/mcf	—
AECO Swaps	13,300 mcf/d	Jan/18 – Dec/18	$2.69/mcf	1

Crude Oil
WTI Swaps	400 bbl/d	Jul/17 – Sept/17	USD$53.56/bbl	—
WTI Swaps	7,000 bbl/d	Jul/17 – Dec/17	USD$51.86/bbl	10
WTI Swaps	900 bbl/d	Oct/17 – Dec/17	USD$54.56/bbl	1
WTI Swaps	6,000 bbl/d	Jan/18 – Mar/18	USD$51.07/bbl	2
WTI Swaps	1,000 bbl/d	Jan/18 – Jun/18	USD$54.71/bbl	2
WTI Swaps	2,000 bbl/d	Apr/18 – Jun/18	USD$53.25/bbl	1
WTI Swaps	1,000 bbl/d	Jul/18 – Sept/18	USD$53.50/bbl	1
WTI Swaps	1,000 bbl/d	Jan/18 – Dec/18	USD$49.35/bbl	—

Cross currency swaps
10-year initial term	£57	2018	2.0075 CAD/GBP, 6.95%	(18)
18-month offset	(£43)	2018	1.7049 CAD/GBP, 6.95%	—
10-year initial term	£5	2019	1.8051 CAD/GBP, 9.15%	—
10-year initial term	€10	2019	1.5870 CAD/EUR, 9.22%	(1)

Total				$—

(1)	The Canadian dollar crude oil hedges were converted to US dollars at the June 30, 2017 foreign exchange rate.

Based on June 30, 2017 pricing, a $1.00 change in the price per barrel of liquids would have changed pre-tax unrealized risk management by $4 million and a $0.10 change in the price per mcf of natural gas would change pre-tax unrealized risk management by $1 million.

Subsequent to June 30, 2017, the Company entered into the following hedge contracts:

Reference Price	Term	Price ($/Barrel)	Volume (Barrels/day)
WTI	April 2018 – June 2018	US$48.65	2,000
WTI	Apr 2018 – Dec 2018	US$48.43	2,000
WTI	Jul 2018 – Dec 2018	US$50.08	1,000

Reference Price	Term	Price ($/mcf)	Volume (mcf/day)
AECO	Jan 2018 – Dec 2018	$2.53	1,900

OBSIDIAN ENERGY SECOND QUARTER 2017	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 11

The components of risk management on the Statement of Income (Loss) are as follows:

	Three months ended June 30		Six months ended June 30
	2017	2016	2017	2016
Realized
Settlement of commodity contracts/assignment	$6	$25	$17	$63
Monetization of commodity contracts	—	—	—	2
Settlement of foreign exchange contracts	8	(6)	8	(6)
Monetization of foreign exchange contracts	—	—	—	32

Total realized risk management gain	$14	$19	$25	$91

Unrealized
Commodity contracts	$21	$(33)	$46	$(35)
Electricity swaps	—	1	—	2
Crude oil assignment	—	—	—	(1)
Foreign exchange contracts	(8)	(1)	(8)	(47)
Cross-currency swaps	4	(12)	5	(28)

Total unrealized risk management gain (loss)	17	(45)	43	(109)

Risk management gain (loss)	$31	$(26)	$68	$(18)

During the first six months of 2017, the Company had no outstanding electricity contracts. During the first six months of 2016, a $4 million realized loss was included in operating expenses.

Market risks

Obsidian Energy is exposed to normal market risks inherent in the oil and natural gas business, including, but not limited to, commodity price risk, foreign currency rate risk, credit risk, interest rate risk and liquidity risk. The Company seeks to mitigate these risks through various business processes and management controls and from time to time by using financial instruments.

There have been no significant changes to these risks from those discussed in the Company’s annual audited consolidated financial statements.

Foreign currency rate risk

During the second quarter of 2017, US$25 million of foreign exchange forward contracts on senior notes matured. There are no foreign currency forward contracts remaining as at June 30, 2017.

OBSIDIAN ENERGY SECOND QUARTER 2017	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 12

8. Shareholders’ equity

i) Issued

Shareholders’ capital	Common Shares	Amount
Balance, December 31, 2015	502,163,163	$8,994
Issued on exercise of equity compensation plans (1)	600,775	3
Cancellation of dividend reinvestment plan (2)	(175)	—

Balance, December 31, 2016	502,763,763	$8,997
Issued on exercise of equity compensation plans (1)	1,545,025	4
Elimination of deficit	—	(6,820)

Balance, June 30, 2017	504,308,788	$2,181

(1)	Upon exercise of equity plans, the net benefit is recorded as a reduction of other reserves and an increase to shareholders’ capital.
(2)	In March 2016, the Company cancelled its dividend reinvestment plan.

In June 2017, the Company’s shareholders approved the reduction of the Company’s share capital and the elimination of its deficit as stated at March 31, 2017.

ii) Earnings per share – Basic and Diluted

The weighted average number of shares used to calculate per share amounts was as follows:

	Three months ended June 30		Six months ended June 30
Average shares outstanding (millions)	2017	2016	2017	2016
Basic	504.2	502.2	503.5	502.2
Diluted	504.2	502.2	504.0	502.2

For the second quarter of 2017, 3.9 million shares (2016 – 12.0 million) that would be issued under the Stock Option Plan (“Option Plan”) were excluded in calculating the weighted average number of diluted shares outstanding as they were considered anti-dilutive as there was a net loss during the quarter.

For the first six months of 2017, 1.8 million shares (2016 – 12.0 million) that would be issued under the Option Plan were excluded in calculating the weighted average number of diluted shares outstanding as they were considered anti-dilutive.

OBSIDIAN ENERGY SECOND QUARTER 2017	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 13

9. Share-based compensation

Restricted and Performance Share Unit plan (“RPSU plan”)

Obsidian Energy has an RPSU plan whereby employees receive consideration that fluctuates based on the Company’s share price on the TSX. Since March 2016, pursuant to the amended plan, consideration can be in the form of cash or shares purchased on the open market. All grants subsequent to March 2016 are accounted for based on the equity method. In June 2017, the shareholders approved amendments to the RPSU plan such that shares provided under the plan can either be purchased on the open market or issued from treasury.

RPSU plan (number of shares equivalent)	Six months ended June 30, 2017	Year ended December 31, 2016
Outstanding, beginning of period	10,199,595	6,325,954
Granted	4,158,930	11,745,330
Vested	(3,759,475)	(2,353,989)
Forfeited	(1,648,881)	(5,517,700)

Outstanding, end of period	8,950,169	10,199,595

Outstanding units – liability method	857,488	2,314,805
Outstanding units – equity method	8,092,681	7,884,790

	As at
RPSU obligation:	June 30, 2017	December 31, 2016
Current liability (1)	$1	$3
Non-current liability	$—	$1

(1)	Included within Accounts payable and accrued liabilities.

The fair value of the RPSU plan units granted under the equity method used the following weighted average assumptions:

	Six months ended June 30
	2017	2016
Average fair value of units granted (per unit)	$2.13	$1.20
Expected life of units (years)	3.0	3.0
Expected forfeiture rate	7.9%	19.0%

OBSIDIAN ENERGY SECOND QUARTER 2017	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 14

Stock Option Plan

Obsidian Energy has an Option Plan that allows the Company to issue options to acquire common shares to officers, employees and other service providers. In March 2017, the Board of Directors resolved to suspend all future grants of options under the Option Plan.

	Six months ended June 30, 2017		Year ended December 31, 2016
Options	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of period	7,612,625	$6.01	10,595,728	$10.21
Granted	—	—	3,557,250	1.20
Exercised	(1,545,025)	1.44	(600,775)	1.53
Forfeited	(2,145,950)	11.57	(5,939,578)	11.08

Outstanding, end of period	3,921,650	$4.77	7,612,625	$6.01

Exercisable, end of period	2,126,264	$6.72	2,804,426	$11.10

Deferred Share Unit (“DSU”) plan

The DSU plan allows the Company to grant DSUs in lieu of cash fees to non-employee directors providing a right to receive, upon retirement, a cash payment based on the volume-weighted-average trading price of the common shares on the TSX. At June 30, 2017, 866,269 DSUs (December 31, 2016 – 745,851) were outstanding and $2 million was recorded as a current liability (December 31, 2016 – $2 million).

Performance Share Unit (“PSU”) plan

The PSU plan allows Obsidian Energy to grant PSUs to employees of Obsidian Energy. Members of the Board of Directors are not eligible for the PSU Plan. The PSU obligation is classified as a liability due to the cash settlement feature. Further issuances of performance share units will be under the RPSU.

PSU awards (number of shares equivalent)	Six months ended June 30, 2017	Year ended December 31, 2016
Outstanding, beginning of period	1,855,500	1,622,881
Granted	569,000	2,516,000
Vested	(638,750)	(199,843)
Forfeited	(246,750)	(2,083,538)

Outstanding, end of period	1,539,000	1,855,500

	As at
PSU obligation:	June 30, 2017	December 31, 2016
Non-current liability	$1	$2

OBSIDIAN ENERGY SECOND QUARTER 2017	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 15

Share-based compensation

Share-based compensation is based on the fair value of the options and units at the time of grant under the Option Plan and RPSU plan (equity method), which is amortized over the remaining vesting period on a graded vesting schedule. Share-based compensation under the RPSU plan (liability method), DSU and PSU is based on the fair value of the awards outstanding at the reporting date and is amortized based on a graded vesting schedule. Share-based compensation consisted of the following:

	Six months ended June 30
	2017	2016
Options	$—	$1
PSU plan	1	1
RPSU plan – liability method	(1)	2
RPSU plan – equity method	4	3

Share-based compensation	$4	$7

The share price used in the fair value calculation of the RPSU plan (liability method), PSU and DSU obligations at June 30, 2017 was $1.63 (2016 – $1.80). Share-based compensation related to the DSU was insignificant in both periods.

Employee retirement savings plan

Obsidian Energy has an employee retirement savings plan (the “savings plan”) for the benefit of all employees. Under the savings plan, employees may elect to contribute up to 10 percent of their salary and the Company matches these contributions at a rate of $1.50 for each $1.00 of employee contribution. Both the employee’s and the Company’s contributions are used to acquire Obsidian Energy common shares or are placed in low-risk investments. Shares are purchased in the open market at prevailing market prices.

10. Commitments and contingencies

The Company is involved in various litigation and claims in the normal course of business and records provisions for claims as required.

In June 2017, the Company was named in a lawsuit filed by the U.S. Securities and Exchange Commission (“SEC”). The lawsuit is based on certain historic Penn West Petroleum Ltd. (“Penn West”) accounting practices which the Company discovered and reported to the SEC in 2014. As a result of the Company’s discovery, investigation, and correction into those practices, Penn West restated its historic financial statements and results in 2014. The Company has concluded that any potential exposure to this claim is undeterminable at this time.

OBSIDIAN ENERGY SECOND QUARTER 2017	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 16